SANDVIK



Our date
2006-05-31

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

SUPPL

Commission File No. 82-1463

06014365

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA



Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition of Swedish-Japanese Hagby-Asahi, dated 31 May 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance



dlw 6/14

SEC-brev 060515 Japan

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

# Press Release

## Sandvik completes acquisition of Swedish-Japanese Hagby-Asahi

Sandvik announced on 11 May 2006 that the company reached an understanding with Asahi Diamond Industrial Co Ltd, Japan, to acquire Hagby-Asahi AB.

A final agreement was signed on 30 May 2006 at a purchase consideration of SEK 135 M. Hagby-Asahi is being consolidated within Sandvik Mining and Construction as of 1 July.

In conjunction with signing of the purchase agreement, a long-term delivery agreement was also signed for diamond drill products and services from Asahi to Sandvik Mining and Construction, which further strengthens Sandvik's product offering within mineral exploration.

Sandviken, 31 May 2006

Sandvik AB; (publ)

For further information contact:
Lars Josefsson, President Sandvik Mining and Construction, tel +46 26 26 51 51 or Jan Lissåker,Vice President Investor Relations, Sandvik AB, tel +46 26 26 10 23.

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Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, operations in 130 countries and annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Hagby-Asahi AB was founded 1960 under the name Hagby Bruk AB. Hagby-Asahi today ranks as a leading supplier of diamond tools and core drills with all accessories. Design, development and manufacturing take place in Nora, Sweden and the products are sold all over the world. Annual sales amount to SEK 150 M, with about 110 employees, including wholly owned subsidiaries in Canada, Finland and the U.S. Hagby-Asahi is a wholly owned subsidiary of Asahi Diamond Industrial Ltd, Japan. The parent is one of the world's largest manufacturers of diamond tools with plants in Japan and subsidiaries in South Korea, Taiwan, Sweden, Australia, France and the U.S. Asahi Diamond Industrial Group has 1,600 employees with annual sales of approximately SEK 2,300 M.


| Postal address | Public Company (publ) | Telephone | Telefax |
| --- | --- | --- | --- |
| SANDVIK AB | | | |
| Group Communications | Reg.No 556000-3468 | | |
| SE-811 81 SANDVIKEN | VAT No. SE663000060901 | | |
| SWEDEN | www.sandvik.com | +46 26 26 10 47 | +46 26 26 10 43 |